Companhia Paranaense de Energia - COPEL

Exhibit 8.1

Companhia Paranaense de Energia - COPEL - Subsidiaries and Controlled Companies as of December 31, 2009:

		Jurisdiction of	Names under which Business is
	Subsidiary	Incorporation	Conducted

1	COPEL Geração e Transmissão S.A.	Brazil	Copel Geração e Transmissão
2	COPEL Distribuição S.A.	Brazil	Copel Distribuição
3	COPEL Telecomunicações S.A.	Brazil	Copel Telecomunicações
4	Companhia Paranaense de Gas - COMPAGAS	Brazil	COMPAGAS
5	Centrais Eletricas do Rio Jordão S.A. - ELEJOR	Brazil	ELEJOR
6	UEG Araucária Ltda.	Brazil	UEGA
7	Centrais Eólicas do Paraná Ltda.	Brazil	CEOPAR
8	Dominó Holdings S.A.	Brazil	Dominó Holdings
9	Copel Empreendimentos Ltda.	Brazil	Copel Empreendimentos